1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2020 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	May 15, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC Announces Intention to Build and Operate an Advanced Semiconductor Fab in the United States

Hsinchu, Taiwan, R.O.C., May 15, 2020 – TSMC (TWSE: 2330, NYSE: TSM) today announced its intention to build and operate an advanced semiconductor fab in the United States with the mutual understanding and commitment to support from the U.S. federal government and the State of Arizona.

This facility, which will be built in Arizona, will utilize TSMC’s 5-nanometer technology for semiconductor wafer fabrication, have a 20,000 semiconductor wafer per month capacity, create over 1,600 high-tech professional jobs directly, and thousands of indirect jobs in the semiconductor ecosystem. Construction is planned to start in 2021 with production targeted to begin in 2024. TSMC’s total spending on this project, including capital expenditure, will be approximately US$12 billion from 2021 to 2029. This U.S. facility not only enables us to better support our customers and partners, it also gives us more opportunities to attract global talents. This project is of critical, strategic importance to a vibrant and competitive U.S. semiconductor ecosystem that enables leading U.S. companies to fabricate their cutting-edge semiconductor products within the United States and benefit from the proximity of a world-class semiconductor foundry and ecosystem.

TSMC welcomes continued strong partnership with the U.S. administration and the State of Arizona on this project. This project will require significant capital and technology investments from TSMC. The strong investment climate in the United States, and its talented workforce make this and future investments in the U.S. attractive to TSMC. U.S. adoption of forward-looking investment policies to enable a globally competitive environment for a leading edge semiconductor technology operation in the U.S. will be crucial to the success of this project.  It will also give us the confidence this and other future investments by TSMC and its supply chain companies will be successful.

In the United States, TSMC currently operates a fab in Camas, Washington and design centers in both Austin, Texas and San Jose, California. The Arizona facility would be TSMC’s second manufacturing site in the United States.

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 272 distinct process technologies, and manufactured 10,761 products for 499 customers in 2019 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan.

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TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: +886-3-505-5901	Nina Kao Head of PR Department Tel: 886-3-5636688 ext.7125036 Mobile: +886-988-239-163 E-Mail: nina_kao@tsmc.com	Michael Kramer PR Department Tel: 886-3-5636688 ext. 7125031 Mobile: +886-988-931-352 E-Mail: pdkramer@tsmc.com